Enertopia Corp.
 #950 – 1130 West Pender Street
Vancouver, British Columbia
Canada V6E 4A4
Telephone: (604) 602-1675 May 7, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds,
Assistant Director

Dear Sirs:

Re:	Enertopia Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended August 31, 2014
Response dated April 16, 2015
File No. 000-51866

We write in response to your letter of April 23, 2015 regarding the above referenced financial statement. In response to your comments the Company has filed a current report on Form 8-K (filed May 5, 2015) and an amended Form 10-K for the fiscal year ended August 31, 2014 (filed May 7, 2015). For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1. We note your response to comment 1. Please refer to Item 1.02 of Form 8-K. Please file a Form 8-K to report the termination of the Green Canvas joint venture or explain why you believe that a report is not required.

Response:       Effective April 29, 2015 we entered into an extension agreement with the Green Canvas Ltd. pursuant to which our joint venture was extended until June 30, 2015. On May 5, 2015 we filed a current report on form 8-K disclosing the extension of the joint venture and a related news release.

The Green Canvas Joint Venture, page 23; Item 1A. Risk Factors, page 28; Risks Associated with Our Business, page 28

2. We note your responses to comments 2 and 3. Please amend the Form 10-K for the fiscal year ended August 31, 2014 to provide disclosure consistent with your responses.

Response:       We have filed concurrently with this letter an amended Form 10-K for the fiscal year ended August 31, 2014 which includes the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity and Financial Condition, page 46

3. We note your response to comment 4. Please amend the Form 10-K to provide the revised disclosure.

Response:    We have included the revised disclosure in our amended Form 10-K for the fiscal year ended August 31, 2014.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 36

4. On page 13 you state “[o]n August 12, 2010, we received approval for listing on the Canadian National Stock Exchange. Trading date commenced on August 13, 2010 under the symbol "TOP".” Please provide the information required by Item 201(a)(1)(iv) of Regulation S-K or advise.

Response:    Item 201(a)(1)(iv) of Regulation S-K requires a foreign registrant to disclose market price information for a principal established foreign trading market. We reiterate that our company is a Nevada corporation and not, to our understanding, a foreign registrant. Our principal trading market is the OTCQB. We have nevertheless included the information required by Item 201 (a)(1)(iv) in our amended Form 10-K for the fiscal year ended August 31, 2014.

Exhibits

5. We note your response to comment 6. Please amend your Form 10-K to include the joint venture agreements with Lexaria and Green Canvas as material contracts. See Item 601(b)(10) of Regulation S-K.

Response:    We have incorporated the agreements by reference into our amended Form 10-K for the fiscal year ended August 31, 2014.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ENERTOPIA CORP.

Per: /s/ Robert McAllister
Robert McAllister
Chief Executive Officer